Exhibit 99.2

August 4, 2023

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
The Office of the Superintendent Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland & Labrador
Office of the Yukon Superintendent of Securities
Northwest Territories Securities Office Nunavut Securities Office

Re:	CANADA GOOSE HOLDINGS INC.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of Canada Goose Holdings Inc. (the “Company”) held virtually on August 4, 2023 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the nine (9) nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Withheld	%
Michael D. Armstrong	536,082,825	98.86%	6,166,871	1.14%
Joshua Bekenstein	527,841,866	97.34%	14,407,830	2.66%
Jodi Butts	532,462,458	98.20%	9,787,238	1.80%
Maureen Chiquet	540,691,848	99.71%	1,557,848	0.29%
Ryan Cotton	527,073,518	97.20%	15,176,178	2.80%

Nominee	Votes For	%	Votes Withheld	%
John Davison	540,953,722	99.76%	1,295,974	0.24%
Stephen Gunn	536,002,375	98.85%	6,247,321	1.15%
Dani Reiss	527,632,999	97.30%	14,616,673	2.70%
Belinda Wong	542,090,662	99.97%	159,034	0.03%

2. Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor and authorizing the directors of the Company to fix the remuneration of the auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor and the directors were authorized to fix the remuneration of the auditor, with the following results:

Votes For	%	Votes Withheld	%
544,072,679	99.72%	1,504,727	0.28%

DATED this 4th day of August, 2023.

CANADA GOOSE HOLDINGS INC.

/s/ David Forrest
David Forrest
General Counsel